Filed Pursuant to Rule 433

Registration Statement No. 333-168919

November 10, 2010

UPDATED INFORMATION AT AND

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2010

On November 10, 2010, we filed preliminary prospectuses dated November 10, 2010 (the Preliminary Prospectuses) relating to the proposed offerings of our common stock and our Series B preferred stock (the Offerings). These Preliminary Prospectuses are included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-168919) (the Registration Statement) that we filed with the Securities and Exchange Commission.

The information in this free writing prospectus relates only to the Offerings and should be read together with the entire Preliminary Prospectuses, which include the required financial and other information at and for the nine months ended September 30, 2010 and provide other information relevant to the Offerings. This free writing prospectus summarizes information about the Company, including our results of operations for the nine months ended September 30, 2010 and our capitalization structure as of September 30, 2010, contained in the Preliminary Prospectuses.

In this free writing prospectus, unless the context indicates otherwise, for the periods on or subsequent to July 10, 2009, references to “we,” “our,” “us,” “ourselves,” the “Company,” “General Motors,” or “GM” refer to General Motors Company and, where appropriate, its subsidiaries. General Motors Company is the successor entity solely for accounting and financial reporting purposes to General Motors Corporation, which is sometimes referred to in this free writing prospectus, for the periods on or before July 9, 2009, as “Old GM.” Capitalized terms not defined herein have the meaning given to them in the Prospectuses.

The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

We have filed a registration statement (including prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectuses in that registration statement and other documents we have filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectuses, when available, if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649 or J.P. Morgan Securities LLC at 1-866-803-9204.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010, actual and as adjusted to reflect: (1) the issuance and sale by us of 60,000,000 shares of our Series B preferred stock, which is contingent upon the closing of the offering of common stock, at a public offering price of $50.00 per share of Series B preferred stock (assuming no exercise by the underwriters of their over-allotment option in the Series B preferred stock offering); (2) the repayment of the VEBA Notes of $2.8 billion (with a carrying amount of $3.0 billion at September 30, 2010); (3) the purchase of the Series A Preferred Stock held by the UST for 102% of their $2.1 billion aggregate liquidation amount and the corresponding reclassification into stockholders’ equity of the remaining outstanding shares of Series A Preferred Stock; (4) the contribution of cash of $4.0 billion to our U.S. hourly and salaried pension plans; (5) the application of the net proceeds of the offering of our Series B preferred stock and use of a portion of our cash on hand as described in the section of this prospectus entitled “Use of Proceeds;” and (6) the three-for-one stock split on shares of our common stock effected on November 1, 2010. Our capitalization, on an as adjusted basis, does not encompass the expected contribution of $2.0 billion of our common stock to our U.S. hourly and salaried pension plans after the closing of the common stock offering and the Series B preferred stock offering and approval from the Department of Labor, which we expect to receive in the near-term, as these shares would not be considered outstanding for accounting purposes until certain transfer restrictions are eliminated. Our new secured revolving credit facility of $5.0 billion is also excluded as we do not expect to draw on the facility in the immediate future.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based upon the public offering price for the offering of our Series B preferred stock and other terms of the offering of our Series B preferred stock determined at pricing. You should read the information set forth below in conjunction with our audited consolidated financial statements and unaudited condensed consolidated interim financial statements and the notes thereto and the sections of this prospectus entitled “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2010
	Unaudited
(Dollars in millions, except share amounts)	Actual	As Adjusted
Cash and cash equivalents (excluding Restricted cash and marketable securities)	$27,446	$21,424

Short-term debt, including current portion of long-term debt	$5,621	$2,661
Long-term debt	2,945	2,945
Series A Preferred Stock, $0.01 par value; 360,000,000 shares issued and outstanding, actual	6,998	—
Stockholders’ equity
Series A Preferred Stock, $0.01 par value; 276,101,695 shares issued and outstanding, as adjusted	—	5,535
Series B mandatory convertible junior preferred stock, $0.01 par value; 0 shares issued and outstanding, actual; 60,000,000 shares issued and outstanding, as adjusted(a)	—	2,895
Common stock, $0.01 par value; 1,500,000,000 shares issued and outstanding, actual and as adjusted	15	15
Capital surplus (principally additional paid-in capital)	24,041	24,041
Accumulated deficit	(236)	(730)
Accumulated other comprehensive income (loss)	(1,073)	(1,073)

Total stockholders’ equity	22,747	30,631

Total capitalization	$38,311	$36,289

(a)	The balance sheet classification of the Series B preferred stock will be determined in accordance with applicable accounting requirements upon closing of the Series B preferred stock offering and issuance of the shares of Series B preferred stock.

SELECTED PORTIONS OF

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Consolidated Results of Operations

(Dollars in Millions)

	Successor			Predecessor
	Nine Months Ended September 30, 2010	July 10, 2009 Through December 31, 2009	July 10, 2009 Through September 30, 2009	January 1, 2009 Through July 9, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	Unaudited
Net sales and revenue
Sales	$98,568	$57,329	$25,060	$46,787	$147,732	$177,594
Other revenue	142	145	87	328	1,247	2,390

Total net sales and revenue	98,710	57,474	25,147	47,115	148,979	179,984

Costs and expenses
Cost of sales	85,818	56,381	23,554	55,814	149,257	165,573
Selling, general and administrative expense	8,017	6,006	2,636	6,161	14,253	14,412
Other expenses, net	115	15	(40)	1,235	6,699	4,308

Total costs and expenses	93,950	62,402	26,150	63,210	170,209	184,293

Operating income (loss)	4,760	(4,928)	(1,003)	(16,095)	(21,230)	(4,309)
Equity in income (loss) of and disposition of interest in Ally Financial	—	—	—	1,380	(6,183)	(1,245)
Interest expense	(850)	(694)	(365)	(5,428)	(2,525)	(3,076)
Interest income and other non-operating income, net	802	440	454	852	424	2,284
Gain (loss) on extinguishment of debt	(1)	(101)	—	(1,088)	43	—
Reorganization gains, net	—	—	—	128,155	—	—

Income (loss) from continuing operations before income taxes and equity income	4,711	(5,283)	(914)	107,776	(29,471)	(6,346)
Income tax expense (benefit)	845	(1,000)	(139)	(1,166)	1,766	36,863
Equity income, net of tax	1,165	497	204	61	186	524

Income (loss) from continuing operations	5,031	(3,786)	(571)	109,003	(31,051)	(42,685)
Discontinued operations
Income from discontinued operations, net of tax	—	—	—	—	—	256
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	4,293

Income from discontinued operations	—	—	—	—	—	4,549

Net income (loss)	5,031	(3,786)	(571)	109,003	(31,051)	(38,136)
Less: Net income (loss) attributable to noncontrolling interests	265	511	287	(115)	(108)	406

Net income (loss) attributable to stockholders	4,766	(4,297)	(858)	109,118	(30,943)	(38,542)
Less: Cumulative dividends on preferred stock	608	131	50	—	—	—

Net income (loss) attributable to common stockholders	$4,158	$(4,428)	$(908)	$109,118	$(30,943)	$(38,542)

Production and Vehicle Sales Volume

Management believes that production volume and vehicle sales data provide meaningful information regarding our operating results. Production volumes manufactured by our assembly facilities are generally aligned with current period net sales and revenue, as we generally recognize revenue upon the release of the vehicle to the carrier responsible for transporting it to a dealer, which is shortly after the completion of production. Vehicle sales data, which includes retail and fleet sales, does not correlate directly to the revenue we recognize during the period. However, vehicle sales data is indicative of the underlying demand for our vehicles, and is the basis for our market share.

The following tables summarize total production volume and sales of new motor vehicles and competitive position (in thousands):

	GM	Combined GM and Old GM	Old GM
	Nine Months Ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Production Volume (a)
GMNA	2,106	1,913	3,449	4,267
GMIO (b)(c)	3,418	3,484	3,200	3,246
GME	921	1,106	1,495	1,773

Worldwide	6,445	6,503	8,144	9,286

(a)	Production volume represents the number of vehicles manufactured by our and Old GM’s assembly facilities and also includes vehicles produced by certain joint ventures.

(b)	Includes SGM joint venture production in China of 735,000 vehicles and SGMW, FAW-GM joint venture production in China and SAIC GM Investment Ltd. (HKJV) joint venture production in India of 1.1 million vehicles in the nine months ended September 30, 2010, combined GM and Old GM SGM joint venture production in China of 712,000 vehicles and combined GM and Old GM SGMW and FAW-GM joint venture production in China of 1.2 million vehicles in the year ended December 31, 2009 and Old GM SGM joint venture production in China of 439,000 vehicles and 491,000 vehicles and Old GM SGMW joint venture production in China of 646,000 vehicles and 555,000 vehicles in the years ended December 31, 2008 and 2007.

(c)	The joint venture agreements with SGMW (34%) and FAW-GM (50%) allows for significant rights as a member as well as the contractual right to report SGMW and FAW-GM joint venture production in China.

	Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2009
	GM	GM as a % of Industry	Combined GM and Old GM	Combined GM and Old GM as a % of Industry
Vehicle Sales (a)(b)(c)(d)
GMNA(e)	1,941	18.1%	1,847	18.9%
GMIO(f)(g)(h)	3,041	10.2%	2,389	10.2%
GME(f)	1,238	8.7%	1,290	9.1%

Worldwide(f)	6,220	11.4%	5,526	11.6%

(a)	Includes HUMMER, Saturn and Pontiac vehicle sales data.

(b)	Includes Saab vehicle sales data through February 2010.

(c)	Vehicle sales data may include rounding differences.

(d)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales at the time of delivery to the daily rental car companies.

(e)	Vehicle sales primarily represent sales to the ultimate customer.

(f)	Vehicle sales primarily represent estimated sales to the ultimate customer.

(g)	Includes SGM joint venture vehicle sales in China of 713,000 vehicles and SGMW, FAW-GM joint venture vehicle sales in China and HKJV joint venture vehicle sales in India of 1.0 million vehicles in the nine months ended September 30, 2010 and combined GM and Old GM SGM joint venture vehicle sales in China of 473,000 vehicles and combined GM and Old GM SGMW and FAW-GM joint venture vehicle sales in China of 763,000 vehicles in the nine months ended September 30, 2009. We do not record revenue from our joint ventures’ vehicle sales.

(h)	The joint venture agreements with SGMW (34%) and FAW-GM (50%) allow for significant rights as a member as well as the contractual right to report SGMW and FAW-GM joint venture vehicle sales in China.

	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007
	Combined GM and Old GM	Combined GM and Old GM as a % of Industry	Old GM	Old GM as a % of Industry	Old GM	Old GM as a % of Industry
Vehicle Sales (a)(b)(c)
GMNA (d)	2,485	19.0%	3,565	21.5%	4,516	23.0%
GMIO (e)(f)(g)	3,326	10.2%	2,751	9.4%	2,672	9.5%
GME (e)	1,668	8.9%	2,043	9.3%	2,182	9.4%

Worldwide (e)	7,478	11.6%	8,359	12.3%	9,370	13.2%

(a)	Includes HUMMER, Saab, Saturn and Pontiac vehicle sales data.

(b)	Vehicle sales data may include rounding differences.

(c)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales at the time of delivery to the daily rental car companies.

(d)	Vehicle sales primarily represent sales to the ultimate customer.

(e)	Vehicle sales primarily represent estimated sales to the ultimate customer.

(f)	Includes combined GM and Old GM SGM joint venture vehicle sales in China of 710,000 vehicles and combined GM and Old GM SGMW and FAW-GM joint venture vehicle sales in China of 1.0 million vehicles in the year ended December 31, 2009 and Old GM SGM joint venture vehicle sales in China of 446,000 vehicles and 476,000 vehicles and Old GM SGMW joint venture vehicle sales in China of 606,000 vehicles and 516,000 vehicles in the years ended December 31, 2008 and 2007. We do not record revenue from our joint ventures’ vehicle sales.

(g)	The joint venture agreements with SGMW (34%) and FAW-GM (50%) allow for significant rights as a member as well as the contractual right to report SGMW and FAW-GM joint venture vehicle sales in China.

Reconciliation of Consolidated and Segment Results

Management believes earnings before interest and taxes (EBIT) provides meaningful supplemental information regarding our operating results because it excludes amounts that management does not consider part of operating results when assessing and measuring the operational and financial performance of the organization. Management believes these measures allow it to readily view operating trends, perform analytical comparisons, benchmark performance between periods and among geographic regions and assess whether our plan to return to profitability is on target. Accordingly, we believe EBIT is useful in allowing for greater transparency of our core operations and it is therefore used by management in its financial and operational decision-making.

While management believes that EBIT provides useful information, it is not an operating measure under U. S. GAAP, and there are limitations associated with its use. Our calculation of EBIT may not be completely comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of EBIT has limitations and should not be considered in isolation from, or as a substitute for, other measures such as Net income (loss) or Net income (loss) attributable to common stockholders. Due to these limitations, EBIT is used as a supplement to U. S. GAAP measures.

The following table summarizes the reconciliation of EBIT to Net income (loss) attributable to stockholders for each of our operating segments (dollars in millions):

	Successor						Predecessor
	Nine Months Ended September 30, 2010		July 10, 2009 Through December 31, 2009		July 10, 2009 Through September 30, 2009		January 1, 2009 Through July 9, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007
Operating segments
GMNA (a)	$4,935	79.3%	$(4,820)	108.6%	$(1,377)	150.0%	$(11,092)	74.6%	$(12,203)	85.0%	$1,876	55.5%
GMIO (a)	2,484	39.9%	1,196	(26.9)%	474	(51.6)%	(964)	6.5%	471	(3.3)%	1,947	57.7%
GME (a)	(1,196)	(19.2)%	(814)	18.3%	(15)	1.6%	(2,815)	18.9%	(2,625)	18.3%	(447)	(13.2)%

Total operating segments	6,223	100%	(4,438)	100%	(918)	100.0%	(14,871)	100%	(14,357)	100%	3,376	100%

Corporate and eliminations (b)	(91)		(349)		177		128,068		(12,950)		(3,207)

Earnings (loss) before interest and taxes	6,132		(4,787)		(741)		113,197		(27,307)		169
Interest income	329		184		109		183		655		1,228
Interest expense	850		694		365		5,428		2,525		3,076
Income tax expense (benefit)	845		(1,000)		(139)		(1,166)		1,766		36,863

Net income (loss) attributable to stockholders	$4,766		$(4,297)		$(858)		$109,118		$(30,943)		$(38,542)

(a)	Interest and income taxes are recorded centrally in Corporate; therefore, there are no reconciling items for our operating segments between EBIT and Net income (loss) attributable to stockholders.

(b)	Includes Reorganization gains, net of $128.2 billion in the period January 1, 2009 through July 9, 2009.